UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Ruling Respecting Arbitration with Haifa Chemicals

Item 1

June 1, 2015

Examiner Decision Respecting Arbitration with Haifa Chemicals

Pursuant to Note 23 of the Company’s financial statements for 2014, the Company wishes to report that a ruling was rendered yesterday in regards to the arbitration proceeding held between the subsidiary Dead Sea Works Ltd. (“DSW”) and Haifa Chemicals Ltd., respecting the implementation of the arbitration award dated March 6, 2014 (the “Arbitration Award”) regarding the years 2011-2013 (including). The ruling was rendered by an authorized examiner (the “Examiner”) appointed by the Hon. Arbitrator for the purpose of performing financial settling of accounts between the parties, in accordance with the provisions of the Arbitration Award. The settling of accounts subject of this report pertains to the years 2011-2013.

As for 2011, the Examiner ruled that the final sale price of potash to Haifa Chemicals is the "Base Price" as determined in the Arbitration Award (the “Base Price”). The Base Price for that year was higher in actuality than the Interim Price determined between the parties for the duration of arbitration deliberations (USD 300 per ton potash – the “Interim Price”), resulting in a refund to be paid by Haifa Chemicals to DSW for that year. With respect to 2012-2013, the Examiner ruled that Haifa Chemicals has the right to request adjustment of the Base Price, following a calculation to be done by the Examiner, according to the procedures determined in the Arbitration Award. The Adjusted Price, as aforesaid, for these years, is expected to be lower than the Interim Price.

With respect to 2009-2010, the parties did not dispute the final sale price of potash to Haifa Chemicals as being the Base Price. The Base Price for 2009 is higher than the interim sale price, resulting in a refund to be paid to the Company from Haifa Chemicals. In 2010 the Base Price was lower than the Interim Price and as a result the Company will pay to Haifa Chemicals.

DSW, assisted by its legal and economic advisors, is reviewing the ruling and intends to petition the court against the ruling with respect to 2012-2013. DSW believes that it has strong arguments about the validity of the ruling.

The Company is reviewing if any provision will be required in the Company’s financial statements for the second quarter of 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: June 1, 2015